FOR IMMEDIATE RELEASE	TSX:SLW
January 15, 2016	NYSE:SLW

SILVER WHEATON TO RELEASE 2015 FOURTH QUARTER
AND FULL YEAR RESULTS ON MARCH 16, 2016

Vancouver, British Columbia – Silver Wheaton Corp. (TSX:SLW) (NYSE:SLW) will release 2015 full year results on Wednesday, March 16, 2016, after market close.

A conference call will be held Thursday, March 17, 2016, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:    1-888-231-8191
Dial from outside Canada or the US:    1-647-427-7450
Pass code:                  29443904
Live audio webcast:         www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until March 23, 2016 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:    1-855-859-2056
Dial from outside Canada or the US:    1-416-849-0833
Pass code:                                                         29443904
Archived audio webcast:                                www.silverwheaton.com

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com